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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*

                       United Home Life Insurance Company
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, $1.00 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                      N/A
                                 --------------
                                 (CUSIP Number)

                                 F. W. Lazenby
                      Chairman and Chief Executive Officer
                              SouthCap Corporation
                      211 Seventh Avenue North, 4th Floor
                           Nashville, Tennessee 37219
                                 (615) 244-1908
                                 ---------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 25, 1997
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d(b)(3) or (4), check the following box [__].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
CUSIP NO:  N/A
-----------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
          S.S. or I.R.S. Identification No. of above Person
                SOUTHCAP CORPORATION
                62-1579070
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2        Check the appropriate Box if a Member of a Group (See Instructions)
         (a)   / /
         (b)   / /
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3        SEC Use Only
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4        Source of Funds (See Instructions)
                WC
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5        / /  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
-----------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization
               TENNESSEE
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        Number of Shares          7     Sole voting power.........................................   79,821
       Beneficially Owned         8     Shared voting power.......................................        0
        By Each Reporting         9     Sole dispositive power....................................   79,821
           Person With            10    Shared dispositive power..................................        0
-----------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
                79,821 shares
-----------------------------------------------------------------------------------------------------------
12      / /  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row 11
                6.4%
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14       Type of Reporting Person (See Instructions)
                CO, HC
-----------------------------------------------------------------------------------------------------------


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ITEM 1.  SECURITY AND UNITED HOME LIFE.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share ("Common Stock"), of United Home Life Insurance Company ("United Home Life"), an Indiana corporation, whose principal executive offices are located at 1499 Windhorst Way, Greenwood, Indiana 46143.

         United Home Life has represented that it is an insurance company whose securities are exempt from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Section 12(g)(2)(G) thereof.

         The percentage of beneficial ownership reflected in this Schedule 13D is based upon 1,249,676 shares of Common Stock outstanding on March 25, 1996, based upon the proxy statement of United Home Life for its annual meeting of shareholders held April 24, 1996.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by SouthCap Corporation, a Tennessee corporation ("SouthCap"), whose address is 211 Seventh Avenue North, Nashville, Tennessee 37219. SouthCap is a holding company for life insurance companies.

         Neither SouthCap nor, to its knowledge, any executive officer, director or controlling person of SouthCap has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         Neither SouthCap nor, to its knowledge, any executive officer, director or controlling person of SouthCap has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In a series of transactions between August 12, 1996 and December 18, 1996, SouthCap acquired a total of 44,352 shares of Common Stock for an aggregate purchase price of $131,103.72. These 44,352 shares of Common Stock represented approximately 3.55% of the outstanding Common Stock of United Home Life. SouthCap also entered into an agreement on December 19, 1996 (as more fully described in Item 5 below) to acquire an additional 35,469 shares of Common Stock at a purchase price of $159,610.50. The Common Stock of United Home Life purchased by SouthCap was purchased using the working capital of SouthCap.

ITEM 4.  PURPOSE OF TRANSACTION.

         SouthCap initially purchased shares of Common Stock with the intention of realizing capital appreciation on what it perceived as an undervalued equity security. Subsequent to its initial purchases of Common Stock, the management of SouthCap contacted the management of United Home Life to discuss what, if any, steps United Home Life management was pursuing to enhance shareholder value, and to see if SouthCap, through its available capital or management expertise, could assist United Home Life in seeking to return to profitability and improve its operating revenues.




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         After its discussions with United Home Life management, SouthCap decided to make an offer to acquire all of the outstanding Common Stock of United Home Life. SouthCap made its offer in writing to United Home Life on September 17, 1996. This offer was rejected by the Board of Directors of United Home Life on October 2, 1996. Since that time, SouthCap has continued to seek shares of Common Stock and has also filed with the Indiana Commissioner of Insurance (the "Indiana Commissioner") its Statement on Form A seeking approval to acquire control of United Home Life. The Indiana Commissioner commenced the required public hearing on SouthCap's Form A Statement on February 27, 1997, and will continue the hearing on March 21, 1997.

         If the Indiana Commissioner grants approval for SouthCap to acquire control of United Home Life, SouthCap presently intends to commence a tender offer pursuant to Section 14 of the Exchange Act. If the tender offer is successful, SouthCap has no present plans or proposals to cause United Home Life to make any material changes in the present dividend policy of United Home Life.

         In the event that SouthCap acquires all the outstanding Common Stock of United Home Life, immediately thereafter SouthCap will exercise its rights as a shareholder to elect a new Board of Directors. In the event that SouthCap acquires at least a majority of the outstanding Common Stock of United Home Life as a result of the tender offer but less than 100% of the outstanding Common Stock, SouthCap intends to exercise its rights as a shareholder to change the composition of the Board of Directors of United Home Life at the earliest opportunity by calling a special meeting of shareholders for that purpose.

         In the event that SouthCap acquires at least a majority of the outstanding Common Stock of United Home Life as a result of the tender offer but less than 100% of the outstanding Common Stock, SouthCap intends to seek to acquire additional Common Stock, in a manner permitted under applicable laws, until SouthCap owns at least two-thirds of the outstanding Common Stock. At that time, SouthCap would seek to consummate a statutory merger to result in all non-tendering shareholders being paid cash for their shares of Common Stock, thereby leaving SouthCap as the 100% shareholder of United Home Life.

         Except as otherwise indicated herein, SouthCap has no present plans or proposals which relate to or would result in an extraordinary corporate transaction involving United Home Life, such as a merger, reorganization, or liquidation; or a sale or transfer of all or substantially all assets involving United Home Life.

ITEM 5.  INTEREST IN SECURITIES OF UNITED HOME LIFE.

         (a-e) As set forth in Item 3 hereof, SouthCap owns directly 44,352 shares of Common Stock, which represents 3.55% of the issued and outstanding Common Stock of United Home Life. SouthCap has contractual rights to acquire approximately 35,469 shares of Common Stock (which represents an additional 2.8%) from Theresa J. Hull pursuant to a Stock Purchase Agreement dated December 19, 1996 (the "Stock Purchase Agreement"). The Stock Purchase Agreement provides that SouthCap has the right to acquire all of the shares of Common Stock to be received by Mrs. Hull upon distribution from a trust created under the will of Mrs. Florence J. Schoettle (the "Trust"). SouthCap believes that the number of shares of Common Stock held by the Trust is approximately 496,568, and Mrs. Hull is entitled to receive one-fourteenth of such shares of Common Stock. In connection with the Stock Purchase Agreement, Mrs. Hull delivered an irrevocable proxy to SouthCap to vote the shares of Common Stock which she was entitled to receive upon distribution by the Trust.



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         According to the terms of the Trust, the co-trustees of the Trust retained all voting rights with respect to the shares of Common Stock held thereby. Additionally, the Trust and the beneficiaries thereunder, along with the Internal Revenue Service ("IRS") and BankOne, are parties to an escrow agreement providing for certain payments to the IRS. The terms of the escrow generally provide that the property subject thereto (in this case, the shares of Common Stock in the Trust) were to be held until the entire indebtedness owed to the IRS is satisfied. The Trust, according to its terms, provided that all assets were to be distributed to the beneficiaries ten years after the death of Mrs. Schoettle (which was believed to be January 27, 1997). After January 27, 1997, and as a result of its rights under the Stock Purchase Agreement and the related proxy, SouthCap delivered notice to BankOne and United Home Life setting forth its position that it was entitled to vote the shares of Common Stock held in the escrow until such time as they were distributed. Neither BankOne nor the United Home Life responded to the notices delivered by SouthCap. SouthCap, through its representatives, attempted to communicate with BankOne, and received information that BankOne was continuing to treat the Trust as the owner of the shares of common stock, subject to and pending the direction of the co-trustees.

         On February 25, 1997, Mr. Michael A. Schoettle, the Chairman of United Home Life and a co-trustee under the Trust, was deposed in connection with and prior to the proceedings before the Indiana Commissioner on the Form A Statement. At such deposition, Mr. Schoettle testified that the voting power for the shares of Common Stock (which were held in the Trust and are still subject to the escrow) is held by the beneficiaries. Accordingly, SouthCap now understands that it has the right to vote such shares of Common Stock, creating this filing obligation under Section 13 of the Exchange Act.

         SouthCap has sole voting and dispositive power with respect to the 44,352 shares of Common Stock directly owned by it. SouthCap has sole voting and dispositive power with respect to Mrs. Hull's distributive share under the Trust (believed to be approximately 35,469 shares of Common Stock) which SouthCap is entitled to acquire pursuant to the Stock Purchase Agreement, unless and until it elects to terminate its rights under the Stock Purchase Agreement without consummating the purchase thereof.

         To the best of SouthCap's knowledge, no executive officers or directors own any interest in the securities of the United Home Life.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF UNITED HOME LIFE.

         The terms of that certain Stock Purchase Agreement are described in
Item 5 hereof. Except as set forth herein, SouthCap has no contract, arrangements, understandings or relationships with respect to any additional shares of United Home Life.

         To the best of SouthCap's knowledge, no executive officers or directors have any contracts, arrangements, understandings or other relationships with respect to any shares of United Home Life in their individual capacities.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         (3) Stock Purchase Agreement between SouthCap Corporation and Theresa
J. Hull, dated December 19, 1996.




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SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Date:  March 5, 1997

                                 SOUTHCAP CORPORATION

                                 By:    /s/ F.W. Lazenby
                                        ---------------------------------
                                        F. W. Lazenby, Chairman, President,
                                        and Chief Executive Officer